F/V San Giovanni, LLC

Financial Statements

December 31, 2017

Table Of Contents

F/V San Giovanni, LLC
Balance Sheet
As of December 31, 2017

Description	2017 $
Assets	
Current Assets	
Cash and Cash Equivalents	2,143
Property, Plant and Equipment	
Property, Plant and Equipment	1,500
Accumulated Depreciation	(25)
Net Property, Plant and Equipment	1,475
Total Assets	3,618
Liabilities and Equity	
Liabilities, total	
Liabilities, current	
Accrued Income Taxes	800
Equity	
Net Income (Loss)	(8,832)
Contributed Capital During Period	16,500
Distributions	(4,850)
Total Equity	2,818
Total Liabilities and Equity	3,618

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

F/V San Giovanni, LLC
Statement of Income
For the year ended December 31, 2017

	2017
	$
Revenues	-
Operating Expenses	
Operating Costs and Expenses	
Depreciation	25
Selling, General and Administrative Expense	
Automobile Expense	1,659
Office Expenses	26
Meals and Entertainment	41
Waste Disposal	15
Guaranteed Payments	3,500
Professional fees	75
Repairs and Maintenance	1,450
Subcontractors	1,241
Total Selling, General and Administrative Expense	8,007
Total Operating Expenses	8,032
Provision for income tax	(800)
Net Income	(8,832)

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

F/V San Giovanni, LLC

Statement of Members' Capital

For the year ended December 31, 2017

	Members' equity 2017
Members' Opening Equity	-
Net Income (Loss)	(8,832)
Contributed Capital	16,500
Distributions	(4,850)
Members' Ending Equity	2,818

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

F/V San Giovanni, LLC
Statement of Cash Flows
For the year ended December 31, 2017

	2017
	$
Operating activities	
Net income (loss)	(8,832)
Non-cash adjustments:	
Depreciation, depletion and amortization	25
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	800
Cash flows provided by (used in) operating activities	(8,007)
Investing Activities	
Payments to acquire property, plant, and equipment	(1,500)
Cash flows provided by (used in) investing activities	(1,500)
Financing Activities	
Proceeds from other financing activities (Note 3)	16,500
Payments for other financing activities (Note 3)	(4,850)
Cash flows provided by (used in) financing activities	11,650
Net cash increase (decrease) in cash and cash equivalents	2,143
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	2,143
Supplemental data	
Interest paid	-
Income taxes paid	-

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

F/V San Giovanni, LLC
Notes to the Financial Statements
For the year ended December 31, 2017

Notes to the Financial Statements

F/V San Giovanni, LLC
Notes to the Financial Statements (continued)
For the year ended December 31, 2017

1. Organization

F/V San Giovanni, LLC, (hereafter, the Company) is engage in the business of commercial fishing. The Company was organized in California on January 23, of 2017.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with generally accepted accounting principals. Revenues and expenses are recognized as they are incurred.

b. Revenue Recognition

Revenues from fishing activities are recognized s upon delivery of the product, or as otherwise determined by contract terms with buyers.

c. Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash in demand deposit accounts held at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

d. Vehicles and Equipment

Vehicles and equipment are recorded at cost. Depreciation is computed under the straight-line method for terms of three to ten years, depending on the nature of the asset. The Company has a capitalization policy of $500 per invoice, per item. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in income for the period.

e. Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, management determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is

F/V San Giovanni, LLC
Notes to the Financial Statements (continued)
For the year ended December 31, 2017

recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences,projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realized deferred tax assets in the future in excess of their net recorded amount,management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

f. Advertising

Advertising costs are expensed as they are incurred.

g. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Members' Equity

The Company is organized as a limited liability company in California, which limits the liability of the members to their investment in the Company. There is one class of membership interest, and members vote for the appointment of a manager who conducts the business of the Company, and on all other matters not in the regular course of business. Transfer of membership interests is restricted under the Membership Agreement and under the U.S. American Fisheries Act. As of December 31, 2017, the membership interests were as follows:

F/V San Giovanni, LLC
Notes to the Financial Statements (continued)
For the year ended December 31, 2017

Member	Percent of Membership Interest %
Elizabeth Pennisi-Nozicka	76.00
Jiri Nozicka	24.00

During the year ended December 31, 2017, members contributed $16,500 to the Company, and the Company distributed $4,850 to the members, pro-rata.

4. Provision for Income Tax

The Company is taxed under subchapter K of the Internal Revenue Code. Under that section, income is not subject to federal income tax, but instead becomes a liability of the members. Accordingly, there is no provision for federal income tax for the year ended December 31, 2017. The Company is subject to Franchise Tax from the State of California, which assess a tax based on both income and gross receipts, with a minimum tax of $800. Accordingly, the Company has made a provision of minimum tax for the year ended December 31, 2017. As of December 31, 2017, the Company had not recognized any deferred tax assets or liabilities.

Tax returns are generally open for examination by federal and California tax authorities after the date of filing for three and four years, respectively. As of December 31, 2017, all tax returns filed by the Company since inception were open for examination.

5. Concentrations

The Company plans to conduct substantially all of its activities in a limited geographic region. Accordingly, the Company bears risks related to events occurring in the geographic area, including regulation and licensing restrictions, pollution of water ways, and inclement weather.

For the year ended December 31, 2017, and through October 25, 2018, the Company did not maintain any insurance policies against risk of loss. Management maintains that the Company has not experienced any losses that would have been insurable through those periods.

6. Subsequent Events

Management has considered events subsequent to the end of the period, but before October 25, 2018, the date that the financial statements were available to be issued.

F/V San Giovanni, LLC
Notes to the Financial Statements (continued)
For the year ended December 31, 2017

During 2018, the members contributed a fishing vessel to the Company. The book value of the vessel was $70,280. No debt was contributed in this transaction.

During 2018, a new member joined the Company and received a 1% interest in the Company. The Company plans to conduct a crowdfunding offering during the fourth quarter of 2018 for the purpose of raising capital for operations and fixed asset improvement. The outcome of the offering or management's other efforts to raise operating capital may significantly affect the Company's ability to achieve any of its' operational goals or to continue as a going concern.